

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

July 25, 2018

Via E-mail
Robert J. Anderson
Executive Vice President and Chief Financial Officer
Xperi Corporation
3025 Orchard Parkway
San Jose, CA 95134

     Re: Xperi Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed February 23, 2018
           File No. 1-37956

Dear Mr. Anderson:

     We refer you to our comment letter dated May 31, 2018 regarding potential business contacts with Syria and Sudan. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           /s/ Cecilia Blye

           Cecilia Blye, Chief
           Office of Global Security Risk

cc: Amanda Ravitz
       Assistant Director